UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

FREEDOM 6, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Philip Magri The Sourlis Law Firm The Galleria 2 Bridge Avenue Red Bank NJ 07701 (732) 610-24345
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Philip Magri

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 225,000

	8.	Shared Voting Power none

	9.	Sole Dispositive Power 225,000

	10.	Shared Dispositive Power none

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 225,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 9.38%

14.	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Freedom 6 Inc., whose principal executive offices are located at 2 Bridge Avenue, Red Bank, NJ 07701 (the “Issuer”).

Item 2.     Identity and Background.

(a) The name of the reporting person is Philip Magri.

(b) The business address of reporting person is The Sourlis Law Firm, 2 Bridge Avenue, Red Bank, NJ 07701.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The reporting person is employed as an attorney by The Sourlis Law Firm located at 2 Bridge Avenue, Red Bank, NJ 07701.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

No

(f) Citizenship:

United States

Item 3. Source and Amount of Funds or Other Consideration.

The 225,000 shares of common stock of the Company were issued to the reporting person in consideration for services rendered. The shares were issued upon reliance on 4(2) of the Securities Act of 1933, as amended, due to the fact that it did not involve a public offering.

Item 4. Purpose of Transaction.

The shares were acquired for investment. The reporting person has no plans to influence the business or management structure of Freedom 6, Inc.

 Item 5. Interest in Securities of the Issuer.

(a) Aggregate number and percentage of the class of securities beneficially owned:

The reporting person beneficially owns 225,000 shares of Freedom 6, Inc. This amount represents 9.38% of the issued and outstanding shares of common stock of Freedom 6, Inc. based on 2,400,000 shares of common stock issued and outstanding as of the date hereof.

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote:	225,000 shares of common stock

Shared Power to Vote:	0 shares of common stock

Sole Power to Dispose
Or Direct the Disposition:	225,000 shares of common stock

Shared Power to Dispose
Or Direct the Disposition:	0 shares of common stock

(c) Transactions in the securities effected during the past sixty days:

None

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURE

The undersigned, after reasonable inquiry and to the best of her/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 2008	/s/ Philip Magri Philip Magri